SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Internet Commerce Corp
                  --------------------------------------------
                                (Name of Issuer)

                                  Common stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    46059F109
                            -------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 5 Pages

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CUSIP No. 46059F109                   13G                      Page 2 of 5 Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Standish, Ayer & Wood
       #04-1863660

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |_|
                                                             (b)  |X|

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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       Boston, MA.

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES                       245,000
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING                      -0-
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                                  245,000

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                                  -0-

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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  245,000

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  10.89%

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  12   TYPE OF REPORTING PERSON*
       Investment adviser
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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

SCHEDULE G

        Item 1(a).    Name of Issuer
                      Internet Commerce Corp

        Item 1(b).    Address of Issuer's Principal Office
                      805 Third Avenue, 9th Floor
                      New York, NY 10022

        Item 2(a).    Name of Person Filing
                      Standish, Ayer & Wood, Inc.

        Item 2(b).    Address of Principal Business Office
                      One Financial Center
                      Boston, MA  02111-2690

        Item 2(c).    Citizenship
                      U.S. (a Massachusetts corporation)

        Item 2(d).    Title of Class of Securities
                      Common Stock

        Item 2(e).    CUSIP Number
                      46059F109

        Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)   |_| Broker or dealer registered under Section 15 of the
                          Act

                (b)   |_| Bank as defined in Section 3(a)(6) of the Act

                (c)   |_| Insurance Company registered under Section 3(a)(19)
                          of the Act

                (d)   |_| Investment company registered under Section 8 of the
                          Investment Company Act

                (e)   |X| Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940

                (f)   |_| Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see Section 240.13d-1(b)(1)(ii)(F)

                (g)   |_| Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G) (Note: See Item 7)

                (h)   |_| Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

SCHEDULE G

        Item 4.   Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount beneficially owned:   245,000
        (b)    Percent of Class:            10.89%
        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                                            245,000
               (ii)   shared power to vote or to direct the vote:
                                            -0-
               (iii)  sole power to dispose or to direct the disposition of:
                                            245,000
               (iv)   shared power to dispose or direct the disposition of:
                                            -0-

               Standish, Ayer & Wood, Inc. disclaims any beneficial interest in any of the foregoing securities.

        Item 5.   Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

        Item 6.   Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  All securities reported upon in this schedule are owned by advisory clients of Standish, Ayer & Wood, Inc., no one of which to the knowledge of Standish, Ayer & Wood, Inc., owns more than 5% of the class

SCHEDULE G

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

        Item 8.   Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

        Item 9.   Notice of Dissolution of Group

                  Not Applicable

        Item 10.  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        Signature

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: April 4, 2000

                           Signature: /s/ Beverly Banfield
                                      ----------------------------

                          Name/Title:
                                      ----------------------------
                                      Beverly Banfield
                                      Associate Director/Compliance Officer


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